UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

RUBY CREEK RESOURCES, INC.

 (Name of Issuer)

Common Stock

(Title of Class of Securities)

78116P 10 1

(CUSIP Number)

David Bukzin

Booha Family Partners

6 Rustic Lane

Westport, CT  06880

(212) 485-5600

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 23, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

(Amendment No.  )

CUSIP NO. 78116P 10 1

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Booha Family Partners

2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) (a) (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 3,314,877*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 3,314,877*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,314,877*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.07%**
14	TYPE OF REPORTING PERSON
PN

* See response to Item 5(a) and Item 5(b).

** Based on 12,781,877 shares of the Company’s Common Stock outstanding as of March 25, 2010.

SCHEDULE 13D

(Amendment No.  )

CUSIP NO. 68158N106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
David Bukzin

2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) (a) (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e) X
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,685,000*
	8	SHARED VOTING POWER 4,999,857*
	9	SOLE DISPOSITIVE POWER 1,685,000*
	10	SHARED DISPOSITIVE POWER 4,999,877*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,999,877*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.79%**
14	TYPE OF REPORTING PERSON
IN

* See response to Item 5(a) and Item 5(b).

** Based on 12,781,877 shares of the Company’s Common Stock outstanding as of March 25, 2010.

SCHEDULE 13D

(Amendment No.  )

Item 1.  Security and Issuer.

This statement relates to the common stock, par value $.001 per share (the “Common Stock”), of Ruby Creek Resources, Inc., a Nevada corporation (the “Company” or the “Issuer”). The Company's principal executive offices are located at 767 3rd Avenue 36th Floor, New York, NY 10017.

Item 2. Identity and Background

(a) This statement is being filed by the following persons:

Booha Family Partners, a Connecticut general partnership (“Booha”) and David Bukzin, an individual (“Mr. Bukzin” and collectively with Booha, the “Reporting Persons”).

(b) The address of the principal business of each of the Reporting Persons is 6 Rustic Lane, Westport, CT  06880.

(c) Booha is a private investment partnership managed by Mr. Bukzin. Mr. Bukzin is a certified public accountant with Marcum LLP, 750 Third Avenue, New York, NY 10017.

(d) None of the Reporting Persons have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Bukzin is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On July 15, 2009, Mr. Bukzin received warrants to purchase 900,000 shares of the Company’s common stock in exchange for consulting/advisory services (the “Consulting Warrants”).  The Consulting Warrants vest 25% every three months from the date of grant.

On July 20, 2009, Mr. Bukzin acquired 200,000 shares of the Company's common stock and a five-year warrant (the “July Warrant”) to purchase 100,000 shares of common stock at $0.05 per share through a private placement transaction, at an aggregate purchase price of $10,000.  The funds were obtained from the private funds of Mr. Bukzin.

On November 27, 2009, Booha purchased an 11% convertible promissory note (the “November Note”) and a warrant to purchase 1,000,000 shares of Common Stock (the “November Warrant”) for an aggregate purchase price of $50,000. The funds were obtained from the working capital of Booha.

On December 11, 2009, Mr. Bukzin received 400,000 shares of common stock as a gift from an officer of the Company.

On December 22, 2009, Booha purchased a 12% convertible promissory note in the principal amount of $75,000 (the “December Note”) and a warrant to purchase 300,000 shares of common stock (the “December Warrant”) for an aggregate purchase price of $75,000. An addition, pursuant to the repayment terms of the December Note, Booha, was issued 60,000 bonus shares (the “December Bonus Shares”) and a bonus warrant to purchase 30,000 shares of common stock (the “December Bonus Warrant”).  The funds were obtained from the working capital of Booha.  On January 22, 2010, Booha received (i) 60,000 shares of common stock and a warrant to purchase 30,000 shares of common stock pursuant to the terms of the December Note and (ii) 60,000 shares of common stock and a warrant to purchase 30,000 shares of common stock in exchange for its agreement to extend the maturity date of the December Note.

On  March 3, 2010, Mr. Bukzin was issued 10,000 shares as additional consideration for loaning the Company $25,000.

On March 23, 2010, upon default of the December Note, Booha converted all principal and accrued interest due under the December Note into an aggregate 1,544,877 shares of common stock and received a two-year warrant to purchase an additional 1,500,000 shares of common stock at $0.05 per share (the “Bridge Warrant”).

On March 25, 2010, Mr. Bukzin purchased 200,000 shares of common stock and warrants to purchase 100,000 shares of common stock (the “March 2010 Warrants”) for an aggregate $50,000.  The funds were obtained from the private funds of Mr. Bukzin.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the securities described herein for investment purposes. Additionally, no changes will be made to the issuer's charter, bylaws or instruments corresponding thereto.

The Consulting Warrant issued pursuant to the terms of a consulting/advisory agreement with the Company dated July 15, 2009 is exercisable for an aggregate 900,000 shares of Common Stock, at an exercise price of $0.05 per share (subject to adjustment), on or prior to 6:30 p.m. (New York city time) on July 15, 2014.  The Consulting Warrant vests 25% on each three month anniversary follow the date of grant.

The July Warrant issued in a private placement in July 2009 is exercisable for an aggregate 100,000 shares of Common Stock, at an exercise price of $0.05 per share (subject to adjustment), on or prior to 6:30 p.m. (New York city time) on July 6, 2014.   The July Warrant is fully vested.

In connection with the issuance of the December Note, Booha was issued the (i) December Warrant to purchase an additional 300,000 shares of Common Stock and (ii) the December Bonus Warrant to purchase an additional 60,000 shares of Common Stock, each at an exercise price of $0.25 per share (subject to adjustment), on or prior to 6:30 p.m. (New York city time) on December 21, 2012.  These warrants are fully vested, although the exercise of the December Warrant requires 61 days prior written notice to the Company if such exercise would put the reporting person or its affiliates over 9.999% beneficial ownership in the Company.

In connection with the extension of the December Note on January 22, 2010, Booha was issued warrants to purchase an additional 60,000 shares of Common Stock at an exercise price of $0.25 per share (subject to adjustment), on or prior to 6:30 p.m. (New York city time) on January 22, 2012.  These warrants are fully vested.

In connection with the default of the December Note, Booha was issued the Bridge Warrant to purchase an 1,500,000 shares of Common Stock at an exercise price of $0.05 per share (subject to adjustment), on or prior to 6:30 p.m. (New York city time) on March 23, 2015.  These warrants are fully vested.

The March 2010 Warrants were issued in a private placement are exercisable for an aggregate 100,000 shares of Common Stock, at an exercise price of $0.25 per share (subject to adjustment), on or prior to 6:30 p.m. (New York city time) on March 25, 2012. These warrants are fully vested.

The Reporting Persons intend to review their investment in the Company from time to time. Subject to the limitations set forth herein and depending upon (i) the price and availability of the Common Stock, (ii) subsequent developments affecting the Company, (iii) the Company’s business and prospects, (iv) other investment and business opportunities available to the Reporting Persons, (v) general stock market and economic conditions, (vi) tax considerations, and (vii) other factors deemed relevant, the Reporting Persons may decide to convert and/or exercise all or a portion of the derivative securities set forth herein and/or increase or decrease the size of their investment in the Company and/or make a proposal with respect to a recapitalization of the Company or similar transaction.

Except as described in this Schedule 13D, none of the Reporting Persons have any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

Item 5. Interest in Securities of the Issuer

(a)(1) As of the date hereof, Booha beneficially owns 3,314,877 shares of common stock, or 23.07% of the issued and outstanding common stock, which beneficial ownership includes 1,590,000 shares issuable under warrants but does not include (i) an aggregate 1,000,000 shares of Common Stock issuable at Booha’s option upon the maturity or default of the November Note,  (ii) 1,000,000 shares issuable upon exercise of the November Warrant, which exercise requires 61 days prior written notice to the Company and (iii) 300,000 shares issuable upon exercise of the December Warrant, which exercise requires 61 days prior written notice to the Company.   The percentage ownership is based on 12,781,877 shares of Common Stock outstanding on March 25, 2010 (and excluding outstanding options and warrants other than those disclosed herein).

(a)(2) In Mr. Bukzin’s capacity as managing general partner of Booha, Mr. Bukzin may be deemed to beneficially own the 3,314,877 shares of Common Stock beneficially owned by Booha.  In addition, Mr. Bukzin is the beneficial owner of 1,685,000 shares of Common Stock, which beneficial ownership includes 875,000 shares issuable under vested warrants but does not included those shares omitted from the calculation of Booha’s beneficial ownership as stated a Item 5(a)(1) above.  Neither the filing of Schedule 13D nor any of its contents shall be deemed to constitute an admission that Mr. Bukzin is the beneficial owner of the securities described in Item 5(a)(1) above for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

Assuming the exercise of all warrants in full held by the Reporting Persons:

 (b)(1) Booha has shared power to vote or to direct the vote and dispose or to direct the disposition of 3,314,877 shares of Common Stock.

(b)(2) Mr. Bukzin, as managing partner of Booha, shares the power to vote or to direct the vote and dispose or to direct the disposition of 3,314,877 shares of Common Stock owned by Booha and has sole power to vote or to direct the vote and dispose or to direct the disposition of 1,685,000 shares of Common Stock owned by him.

(c) Except as filed in Schedule 13D or Schedule 13G with the Securities and Exchange Commission, none to the knowledge of the Reporting Persons.

(d) None, to the knowledge of the Reporting Persons.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to be Filed as Exhibits

1                          Joint Filing Agreement dated April 5, 2010 by and among Booha Family Partnership and David Bukzin.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 5, 2010

BOOHA FAMILY PARTNERSHIP

By: /S/ DAVID BUKZIN

      David Bukzin, Managing General Partner

/S/ DAVID BUKZIN

David Bukzin

Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Dated: April 5, 2010

BOOHA FAMILY PARTNER.

By: /S/ DAVID BUKZIN

      David Bukzin, Managing General Partner

/S/ DAVID BUKZIN

David Bukzin